  Filed by Enterprise Financial Services Corp pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934, as amended Subject Company: First Choice Bancorp Commission File No: 001-38476 Enterprise Financial Services Corp / First Choice Bancorp Merger Talking Points   ● Enterprise Financial Services Corp (EFSC) has entered into a definitive merger agreement with First  Choice Bancorp (FCBP) ‐ First Choice Bank’s holding company ‐ to join the EFSC family. First Choice  Bank (First Choice) is a $2.5 billion community‐focused commercial bank headquartered in Cerritos,  California. The bank is a Preferred Small Business Administration (SBA) lender. First Choice has eight  full service branches and two loan production offices serving the Southern California market.    ● On a combined basis, upon closing of the proposed acquisition, EFSC will have approximately $12.7  billion in assets. We believe the combined institution will have enhanced earning power and ample  scale, as well as a materially stronger position in all markets that we service ‐ specifically enhancing  our infrastructure with our California operations.     ● Recent growth by EFSC has allowed us to cross the $10B asset size threshold. FCBP has an ideal size  and earnings profile, enabling EFSC to enhance our earnings per share while absorbing the costs of  crossing $10B.     ● The proposed acquisition will further enhance EFSC’s expansion into West/Southwest markets with  a high‐performing company.    ● Our interest in partnering with First Choice reflects our shared commitment to focus on small and  midsize businesses. This combination will allow us to further enhance our SBA (7a and 504) lending  and specialty deposits business lines.  We anticipate the combination of our companies will create  greater financial and geographic diversity and capacity, building scale and efficiently growing our  business.     ● The proposed acquisition is consistent with our long‐term growth strategy. Our goal with the  transaction is to preserve what First Choice has built, while using our combined scale to facilitate  current and future growth.     ● EFSC and FCBP share many similarities from a cultural perspective. Both organizations take pride in  being high performers, providing top‐tier client service, being committed to associates’ growth, and  ensuring that the communities we serve benefit from our success.

    ● As we have done with all of our prior acquisitions, following closing, we will continue the emphasis  on local decision‐making, providing access to senior leadership, and providing hands‐on, high‐touch  service which is the core of our business model. We plan to continue ensuring that we have a pulse  on the market and listen to the community through our local Advisory Board model.     ● First Choice is committed to diversity. First Choice has 74% minority representation of the total  workforce, and 36% minority representation in senior management.    ● While no date has been set, the anticipated closing for the acquisition is Q3 of 2021, subject to  approval of the shareholders of EFSC and FCBP, receipt of requisite regulatory approvals and  customary closing conditions.   Additional Information About the Merger and Where to Find It  In connection with the proposed acquisition transaction, along with other relevant documents, a  registration statement on Form S‐4 will be filed with the SEC that will include a joint proxy  statement/prospectus to be distributed to the shareholders of EFSC and FCBP in connection with their  votes on the acquisition. Shareholders of EFSC and FCBP are urged to read the registration statement  and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus  that will be part of the registration statement, as well as any amendments or supplements to those  documents, when they become available, because they will contain important information about the  proposed acquisition and related matters. Free copies of these documents may be obtained as  described below.  The final joint proxy statement/prospectus will be mailed to shareholders of EFSC and FCBP. Investors  and security holders will be able to obtain the documents, and any other documents EFSC has filed with  the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by  EFSC in connection with the proposed acquisition will be available free of charge by (1) accessing EFSC’s  website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North  Meramec, Clayton, Missouri 63105, Attention: Investor Relations, (3) accessing FCBP’s website at  https://investors.firstchoicebankca.com under the “SEC Filings” tab, or (4) writing FCBP at 17785 Center  Court Drive, N Suite 750, Cerritos, CA 90703, Attention: General Counsel.   Participants in Solicitation  FCBP and certain of their directors and executive officers, and EFSC and certain of their directors,  executive officers and other certain members of management and employees, may be deemed to be  participants in the solicitation of proxies from the shareholders of FCBP and the shareholders of EFSC in  connection with the Merger. Information about the directors and executive officers of EFSC is set forth  in the proxy statement for EFSC’s 2021 annual meeting of shareholders, as filed with the SEC on a  Schedule 14A on March 17, 2021. Information about the directors and officers of FCBP will be set forth  in the Form‐10‐K/A, to be filed with the SEC on or about April 27, 2021 and in the proxy statement of  FCBP to be filed on Schedule 14A during the third quarter of 2021.  Additional information regarding the  interests of those participants and other persons who may be deemed participants in the transaction  may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition  when it becomes available. Free copies of this document, once filed, may be obtained as described in  the preceding paragraph.